Exhibit (a)(1)(F)

Solectron Corporation

April 8, 2004

To Holders of Solectron’s 7.25% Adjustable Conversion-Rate Security Units:

      Solectron Corporation, a Delaware corporation (the “Company”), is offering to exchange shares of its common stock (the “Common Stock”) and cash for up to 41,800,000 of its outstanding 7.25% Adjustable Conversion-Rate Equity Security Units (the “Equity Security Units”), upon the terms and subject to the conditions set forth in the enclosed Confidential Offering Memorandum, dated April 8, 2004 (the “Offering Memorandum”) and the related Letter of Transmittal (the “Letter of Transmittal”). The Company is conducting this offer for the Equity Security Units (the “Early Settlement Offer”) as a means of effecting an Early Settlement of the embedded purchase contracts and the early retirement of the debentures that are currently pledged to secure their settlement on November 15, 2004. The Early Settlement Offer is conditional upon a number of factors set out in the Offering Memorandum under “The Early Settlement Offer — Conditions of the Early Settlement Offer.”

      The Equity Security Units were issued on December 27, 2001. All initially issued 44,000,000 Equity Security Units remain outstanding. Up to an aggregate of 106,523,120 shares of Common Stock and an aggregate of $82.3 million (which dollar amount does not include cash in lieu of fractional shares) will be issued in exchange for the Equity Security Units.

      Please read carefully the Offering Memorandum and the other enclosed materials relating to the Early Settlement Offer. If you require assistance, you should consult your financial, tax or other professional advisors. Holders who wish to participate in the Early Settlement Offer are asked to respond promptly by completing and returning the enclosed Letter of Transmittal, and all other required documentation, to U.S. Bank National Association, the exchange agent for the Early Settlement Offer.

      If you have questions regarding procedures for tendering your Equity Security Units, or if you require additional copies of the Offering Memorandum or the Letter of Transmittal, please direct your questions or requests to Georgeson Shareholder Communications Inc. at 1-800-905-7166.

      Any questions regarding the terms of the Early Settlement Offer should be directed to the Company at 408-957-8500.

      Thank you for your time and effort in reviewing this request.

Very truly yours,

Solectron Corporation

Enclosures